

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2022

Mandy Fields
Chief Financial Officer
e.l.f. Beauty, Inc.
570 10th Street
Oakland, California 94607

>   **Re: e.l.f. Beauty, Inc.**
>   **Form 10-K for the Year Ended March 31, 2021**
>   **File No. 001-37873**

Dear Ms. Fields:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2021

Management's Discussion and Analysis
Results of Operations, page 39

1. Please further expand your revenues discussion to quantify the extent to which changes in prices, changes in volume, or the introduction of new products contributed to fluctuations in net sales. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Financial Statements
Note 2 - Summary of Significant Accounting Policies
Segment Reporting, page 69

2. You disclose that it is impracticable to provide revenue by product line. We note the various discussions that took place during your Earnings Call held on November 3, 2021, regarding different product categories. For example, in regard to skin care, it was noted that skin care represents almost 25% of your business on certain websites. Please help us better understand how it is impracticable for you to provide the disclosures required by

ASC 280-10-50-40 related to your product categories.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik at (202) 551-3692 or Terence O'Brien at (202) 551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences